EXHIBIT 1

November 5, 2004

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX – ERF.un

NYSE – ERF

ENERPLUS RESOURCES FUND ANNOUNCES
THIRD QUARTER RESULTS IN LINE WITH EXPECTATIONS

Enerplus Resources Fund is pleased to announce our results from operations for the period ended September 30, 2004.

Highlights:

•                  Enerplus commenced the third quarter of 2004 having just completed the single largest acquisition in our 18-year history being the properties acquired from ChevronTexaco for $467.2 million. As a result of this acquisition and the success of our ongoing development activities, we achieved a record production level of 78,480 BOE per day, a 13% increase over the same period in 2003. This production increase, combined with an increase in our average realized price per BOE, resulted in a 7% increase in funds flow from operations per unit compared to the third quarter last year.

•                  Distributions payable to unitholders during the quarter totaled $1.05 per unit ($0.35 cents per unit per month), reflecting a payout ratio of 77% for the quarter and 81% year-to-date versus 88% and 86% respectively last year. This reduced payout ratio has allowed us to fund a greater portion of our capital expenditures from funds flow from operations.

•                  We are on track to invest our expanded capital program of $195 million this year. During the third quarter, we invested approximately $49 million into our asset base to offset production declines and add incremental reserves. The majority of this investment occurred primarily in our operated and non-operated shallow natural gas properties in southern Alberta and Saskatchewan. Year-to-date, we have spent approximately $133 million in development capital and expect fourth quarter activity to be very robust based on our accelerated oil development efforts and continued high levels of joint venture activity.

•                  Our balance sheet remains strong with a debt to trailing twelve month funds flow ratio of 1.2 times and unutilized debt capacity as at September 30th of $427.5 million.

•                  Operating costs moderated in the third quarter, averaging $7.34/BOE, down slightly from the second quarter. On a year-to-date basis, operating costs have averaged $7.22/BOE. With the industry still experiencing continued upward cost pressures driven by vigorous activity levels, we are forecasting a slightly higher average operating cost for the year at approximately $7.20/BOE, which represents a 7% increase over our 2003 annual average operating cost.

•                  The ongoing execution of our capital development program during the third quarter included our participation in the drilling of 218 gross development wells (87.8 net wells) with a 99% success rate. Our total third quarter drilling activity was slightly lower than expected due to wet weather that caused delays in our non-operated drilling program. However, we were able to continue completion and tie-in of wells drilled during the second quarter and thereby mitigated the impact to our quarterly production. Drilling activity continued to be concentrated on natural gas in the Hanna, Verger, Medicine Hat Sun Valley and Shackleton areas, with oil drilling occurring in our Joarcam property.

•                  The industry continued to experience strong commodity prices in the third quarter. The price of West Texas Intermediate (“WTI”) crude oil increased another 15% to average US$43.88 per barrel during the period while the AECO (30 day) natural gas reference price saw only a modest decrease of 2% to CDN$6.66 per Mcf. While we have benefited from these higher crude oil prices, we have not achieved the full benefit due principally to financial hedges put in place prior to the rapid escalation in oil prices. In addition, approximately 60% of the Fund’s production volumes are attributable to natural gas, which has not experienced the same rapid escalation in prices. We do expect to continue our commodity price risk management program to reduce downside price risk but expect to limit the use of selling upside price participation to pay for this protection. Should these robust prices continue into the future, our unitholders should benefit significantly from these higher price levels as our current hedge positions expire and future price protection is placed at these higher price levels.

Update on Government Budget Proposals

In our first and second quarterly reports, we advised unitholders that on March 23, 2004, the Federal Government of Canada had introduced budget proposals that would effectively place restrictions on the level of foreign ownership in order for a trust, such as Enerplus, to maintain its mutual fund trust (“MFT”) status under the Income Tax Act of Canada. In addition, the budget proposals would extend the 15% withholding tax applicable to distributions paid to non-residents to include that portion of the distribution that would otherwise be considered a non-taxable return of capital effective January 1, 2005. For the current year, we estimate that 90% of our cash distributions will be taxable and only 10% non-taxable for purposes of the withholding tax. If the extension of the withholding tax were implemented for the current year, it would represent a nominal additional 1.5% of withholding from the gross distribution to our foreign unitholders.

On September 16, 2004, the Canadian government announced draft regulations in respect of the federal budget proposals that would, among other things, limit the level of non-resident ownership of a mutual fund trust at less than 50% based upon a fair market value assessment. Mutual fund trusts, such as Enerplus, would have until January 1, 2007 to reduce their foreign ownership levels below 50% in order to maintain MFT status. As at October 2004, we estimate that approximately 67% of Enerplus’ units were held by non-residents.  We refer you to our MD&A section of this interim report for further discussion of the implications of a loss of MFT status.

Enerplus, together with other members of the Canadian Association of Income Funds (“CAIF”), are fundamentally opposed to the proposed legislation that would restrict our access to foreign capital. We strongly believe that open access to foreign capital is in the best interest of developing Canada’s natural resources and industries. We have been working jointly with the CAIF membership, which represents over $30 billion of market capitalization in Canada, to lobby for the removal of this proposed legislation and begin an open consultative process between industry and government officials. We cannot, however, be assured that the legislation, as drafted, will be amended to allow open access to foreign capital. Accordingly, we will continue to pursue alternative strategies to preserve our MFT status.

SELECTED FINANCIAL AND OPERATING RESULTS

For the nine months ended September 30,	2004	2003

Average Daily Production
Natural gas (Mcf/day)	263,845	240,009
Crude oil (bbls/day)	24,475	24,636
NGLs (bbls/day)	4,480	4,632
Total (BOE/day) (6:1)	72,929	69,270

% Natural gas	60%	59%
Proved plus Probable Reserve Life Index (years) (1)	13.3	13.8

Average Selling Price (2)
Natural gas (per Mcf)	$6.56	$6.70
Crude oil (per bbl)	42.85	37.68
NGLs (per bbl)	35.86	32.66
US$ exchange rate	0.75	0.70

Selected Financial Results per BOE (3)
Oil & Gas Sales (2)	$40.39	$38.83
Royalties	(8.31)	(7.89)
Financial Contracts	(3.20)	(2.15)
Operating Costs	(7.22)	(6.30)
General and Administrative	(0.98)	(0.92)
Management Fees	—	(3.07)
Interest and Foreign Exchange	(0.65)	(0.82)
Taxes	(0.25)	(0.24)
Restoration and Abandonment	(0.23)	(0.20)
Funds Flow from Operations (4)	$19.55	$17.24

Financial (000’s)
Net Income	$143,804		$207,464
Funds Flow from Operations(4)	390,565		325,938
Cash Distributed(5)	317,388		281,588
Cash Withheld for Acquisitions and Capital Expenditures	73,177		44,350
Debt Outstanding	572,527		377,947
Development Capital Spending	134,179		118,042
Acquisitions	621,808		211,574
Divestments	19,000		47,192

Financial per Unit
Net Income	$1.47		$2.44
Funds Flow from Operations (4)	4.00		3.84
Cash Distributed(5)	3.15		3.27
Cash Withheld for Acquisitions and Capital Expenditures	0.73		0.52
Payout Ratio	81%		86%

Weighted Average Number of Trust Units Outstanding (thousands)	97,697		84,903
Debt/Trailing 12 Month Funds Flow Ratio(4)	1.2	x	0.9	x

(1) As at December 31 of prior year

(2) Including oil and gas transportation and before financial contracts

(3) Non-cash amounts have been excluded

(4) See discussion in the Management’s Discussion and Analysis

(5) Calculated based on distributions paid or payable each month relating to the period

TRUST UNIT TRADING SUMMARY	TSX ERF.un – (CDN$)	NYSE ERF – (US$)
for the three months ended September 30, 2004
High	$42.08	$33.03
Low	$37.34	$28.44
Close	$41.19	$32.52

2004 CASH DISTRIBUTIONS PAID PER TRUST UNIT		CDN$	US$

Production Month	Payment Month

First Quarter Total		$1.05	$0.78
Second Quarter Total		$1.05	$0.79

July	September	$0.35	$0.27
August	October	0.35	0.28
September	November	0.35	0.29	*
Third Quarter Total		$1.05	$0.84

Total Year-To-Date		$3.15	$2.41

* Calculated using an exchange rate of 1.22

Operations’ Activity

Year-to-date, Enerplus has participated in the drilling of 503 gross development wells (241.8 net wells) and is on track to participate in drilling approximately 600 wells in 2004, one of our most active years in our 18 year history.

Third Quarter Drilling Activity

	Crude Oil		Natural Gas		Service		Dry & Abandoned		Total Gross
	Gross	Net	Gross	Net	Gross	Net	Gross	Net		Net

Operated	4.0	3.9	71.0	41.1	0.0	0.0	0.0	0.0	75.0	45.0
Non-Operated	19.0	3.8	123.0	38.9	0.0	0.0	1.0	0.1	143.0	42.8
Total	23.0	7.7	194.0	80.0	0.0	0.0	1.0	0.1	218.0	87.8

Year-to-Date Total	63.0	18.7	437.0	222.4	1.0	0.1	2.0	0.6	503.0	241.8

Success Rate Year-to-Date:  99%

Enerplus employees maintained their excellent safety performance in 2004 with no recordable injuries (such as medical aid, restricted work or lost time) during the third quarter.  Continued focus on contractor safety has helped achieve a decrease in the frequency of contractor recordable incidents from 3.64 incidents per 200,000 man-hours worked in 2003, to 1.89 year-to-date in 2004.  This improved performance is attributable to our efforts in hazard assessment and control measures, as well as increased attention to contractor management and safety compliance.

Shallow Gas Development

Enerplus successfully validated the technical and economic merits of high-density development drilling on select areas within our shallow natural gas portfolio during the quarter, while we continued our traditional development program. Activities during the quarter included the successful drilling of approximately 65 gross operated shallow natural gas wells and the completion of approximately 180 gross wells drilled during the second and third quarters. This activity will result in an additional 8 – 9 MMcf/day of natural gas production net to Enerplus in the fourth quarter. We are on track to drill over 240 gross operated shallow natural gas wells this year and we expect a similar activity level next year as we pursue drilling of up to 16 wells per section in some areas.

WaterFlood Development

Strong crude oil prices in 2004 have supported our efforts to increase the crude oil recovery from our waterflood projects. Enhancement projects such as the conversion of wells to water injectors and well workovers to improve injection capabilities have occurred at our Gleneath, Pembina 5 Way, Giltedge, Joarcam and Medicine Hat Glauconitic C areas. This activity is expected to improve production levels and the ultimate recovery of the crude oil reserves from these pools. In the second quarter of 2004, we identified a number of incremental waterflood related capital projects which include drilling. The majority of this investment will occur in the fourth quarter.

Joint Venture Development

Industry partners continued to accelerate their capital investment during the third quarter in response to strong oil and natural gas prices. The majority of this capital investment occurred in our joint venture foothills natural gas assets and in the Saskatchewan shallow natural gas properties of Hatton and Shackleton. Additional activity was also experienced in our non-operated crude oil property of Hayter. The majority of this investment was directed at development drilling and should result in incremental production of approximately 1,200 BOE/day net to Enerplus in the fourth quarter. Our current estimates indicate that we will invest approximately $70 million with industry partners in 2004, $10 million higher than originally budgeted, although continued robust activity could drive joint venture investment even higher.

Joslyn Creek Project

The Joslyn Creek SAGD project commenced production during the third quarter from the pilot well pair.  Initial production rates are in line with expectations and are expected to increase throughout the remainder of the year to reach the forecast target rate of 600 bbls/day in 2005.  Deer Creek Energy, the operator, also continued to move its Phase 2 development plans forward. These plans include the development of a 10,000 bbl/day commercial SAGD project (1,600 bbls/day net to Enerplus).  Design work for this project is in its final stages with construction to be initiated in 2005 and production to commence during 2006. Scoping work is also being conducted on additional SAGD and mining projects which may be pursued within the property.

Acquisitions

In the third quarter, we finalized the integration of the ChevronTexaco properties and completed the acquisition of producing properties from a private corporation for $19.1 million. This acquisition provides Enerplus with additional working interest in several high quality, long life oil properties with medium decline and liquids rich natural gas. The acquisition adds approximately 2.6 million BOE of proved plus probable reserves and 560 BOE/day of production, based upon the vendor’s adjusted year-end 2003 external engineering estimates. The associated metrics are an attractive $7.32/BOE for the proved plus probable reserves and approximately $34,000/BOE/day.  Enerplus also sees additional reserve and production upside from waterflood optimization and low risk drilling. This acquisition is consistent with our strategy of acquiring additional interests in existing properties where we see opportunities to add value through low risk development activities.

Divestments

We continue to pursue an active portfolio management strategy, complementing strategic acquisitions with the divestment of smaller, higher risk properties. In the third quarter, we sold $16.5 million of non-core properties that produced 214 BOE/day and approximately 296 MBOE of proved plus probable reserves. We intend to initiate a larger divestment program in the fourth quarter, marketing approximately 2,500 BOE/day and have established price retention thresholds on all properties. Actual sales will be contingent on exceeding those thresholds. We do not anticipate that any closings will occur until the first half of 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis of financial results is dated November 4, 2004 and is to be read in conjunction with:

•                  the MD&A and audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002; and

•                  the unaudited interim consolidated financial statements as at September 30, 2004 and for the three and nine months ended September 30, 2004 and 2003.

All amounts are stated in Canadian dollars unless otherwise specified.  All note references relate to the notes included with the consolidated financial statements. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated.  Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE.  The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  Use of BOE in isolation may be misleading.

Throughout the MD&A, we use the terms funds flow from operations (“funds flow”) and cash available for distribution.  These terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“GAAP”), and therefore they may not be comparable with the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is used by management to analyze operating performance, leverage and liquidity.  All references to funds flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital.  Cash available for distribution is calculated using funds flow less cash withheld for acquisitions and capital expenditures.

ACCOUNTING CHANGES

Enerplus’ financial statements for 2004 reflect a number of new accounting rules introduced by the Canadian Institute of Chartered Accountants (“CICA”).  The implementation of these new pronouncements may impact the comparability of financial results.

Hedging Relationships

Effective January 1, 2004, the Fund prospectively adopted CICA Accounting Guideline 13, “Hedging Relationships”.  This guideline establishes conditions where hedge accounting may be applied.  Under the new guideline, the three-way financial contracts used to mitigate the effect of changes in oil and natural gas prices as described in Note 11 no longer qualify as hedges for accounting purposes.  We previously accounted for these three-way financial contracts as hedges in accordance with accepted practice at that time.  The principal difference in not applying hedge accounting to these contracts is that any gain or loss calculated on a current market basis will be reflected in net income whether or not it has been realized.  As commodity prices move up or down over the life of these contracts, re-evaluations of the fair value will be calculated and any changes in the fair value will be reflected in net income as a gain or loss.  Prior to implementing this change only realized gains or losses on these contracts were reflected in net income.

The Fund’s income for the three and nine months ended September 30, 2004 has decreased by $31.3 million ($20.8 million net of tax) and $86.8 million ($57.6 million net of tax) respectively, as a result of adopting this new standard.  A summary of the effects of adopting this standard is provided in Notes 2 and 3.

As this accounting policy has been applied prospectively, there has been no effect on prior periods.  Since the 2003 financial statements do not reflect the new “Hedging Relationship” rules, comparability with current results is difficult.  The unrealized gains and losses have no immediate impact on Enerplus’ cash flow.

Asset Retirement Obligations

Effective January 1, 2004, Enerplus retroactively adopted CICA 3110, “Asset Retirement Obligations”.  Under this standard, the Fund estimates its total future asset retirement obligations based on its net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.  Previously, we had recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and the estimated total future liability.

As a result of this change, net income for the three and nine months ended September 30, 2004 decreased by $0.6 million (2003 - $0.1 million) and $1.1 million (2003 - $1.6 million) respectively.  This change represents the difference between the depletion and accretion recorded and the amortization of future site restoration that would have been recorded under the unit-of-production method.  A summary of the effects of adopting this standard is provided in Notes 2 and 4.

Unit Based Compensation

We adopted the CICA accounting policy for unit based compensation during the year ended December 31, 2003 in accordance with early adoption provisions as discussed in Notes 1 and 4 to the December 31, 2003 audited consolidated financial statements.  The comparative financial statements have been restated to reflect the unit based compensation expense relating to the nine months ended September 30, 2003.  This change resulted in $0.4 million and $0.5 million being recorded for the three and nine months ended September 30, 2003 respectively.

Oil and Gas Transportation

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 “Generally Accepted Accounting Principles”, that defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP.  In prior periods it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate item on the income statement.  Effective April 1, 2004 we have presented revenue before the deduction of transportation charges and have also presented transportation expenses on the income statement.  Prior periods have been reclassified for comparative purposes.  This adjustment has no impact on net income or funds flow of the Fund.

CANADIAN BUDGET – PROPOSED FOREIGN OWNERSHIP RESTRICTIONS

On September 16, 2004, the Canadian Federal Government released draft legislation with respect to the March 2004 Budget.  The draft legislation proposes to amend certain provisions of the Income Tax Act which, if implemented in their present form, may negatively effect Enerplus.  In particular, one amendment requires that, in order for Enerplus to continue to qualify as a mutual fund trust, less than 50% of the fair market value of all issued and outstanding Enerplus trust units be held by non-residents of Canada.  If this amendment is adopted in its current form, Enerplus will be required to meet the 50% fair market value threshold by January 1, 2007.  As at October 2004, we estimate that approximately 67% of Enerplus’ units are held by non-residents of Canada.

Enerplus remains fundamentally opposed to having any limitation on the level of foreign investment in Canada’s income trust sector and continues to communicate its concerns to the federal government in this respect. If Enerplus were to lose its mutual fund trust status, there would be adverse consequences for itself and its unitholders, which would include, but not be limited to, the following:

•                  Enerplus would be subject to Canadian tax on certain types of income prior to distribution to unitholders, including income generated from the royalties held by the Fund.  This would effectively reduce the cash otherwise available for distribution to unitholders;

•                  Enerplus trust units would become classified as taxable Canadian property.  As such, non-resident unitholders would be subject to Canadian income tax on any gains realized on disposition of units; and

•                  Enerplus trust units would not constitute a qualified investment for RRSP, RRIF, RESP or DPSP purposes.  If these exempt plans hold any trust units that are not qualified investments, they would have to pay a monthly tax equal to 1% of the fair market value of the trust units at the time the trust units were acquired by the exempt plan, as well as tax on the income generated by such units.

Enerplus is considering a variety of alternatives to regulate non-resident ownership, and if required, ultimately decrease foreign ownership below the 50% threshold within the prescribed timeframe, including implementing a split trust unit structure.  These activities, if required as a result of the legislation being enacted in its current form, may effect the liquidity and trading values of Enerplus trust units.

OVERVIEW

Increased funds flow from operations during the quarter was the result of higher oil and natural gas production resulting from our acquisition and development programs along with strong crude oil and natural gas prices. These increases were partially offset by continued operating cost pressures, our commodity risk management program and the strengthening Canadian dollar.

RESULTS OF OPERATIONS

Production

On June 30, 2004 we purchased oil and natural gas properties from ChevronTexaco Corporation (“ChevronTexaco”).  As a result, our production during the third quarter of 2004 increased 14% compared to the second quarter of 2004, and 13% compared to the three months ended September 30, 2003.

Production for the three months ended September 30, 2004 was 78,480 BOE/day compared to 69,281 BOE/day for the same quarter in 2003. Year-to-date production was 72,929 BOE/day for 2004, 5% higher than the 69,270 BOE/day for the nine months ended September 30, 2003.  Both quarterly and year-to-date production increases are primarily due to our acquisitions of Ice Energy and the ChevronTexaco assets, partially offset by divestments and natural reservoir declines.

We continue to estimate annual production for the year at 74,000 BOE/day, which is before the effects of any further acquisitions or divestments that may occur during the fourth quarter.

Enerplus’ average production during the third quarter was weighted 59% natural gas and 41% liquids on a BOE basis.  The decrease in natural gas as a percentage of total production compared to the second quarter is a result of our ChevronTexaco assets, which were weighted 45% natural gas and 55% liquids.  Average production volumes are outlined as follows:

	Three months ended September 30,		% Change	Nine months ended September 30,		% Change
Daily Production Volumes	2004	2003		2004	2003
Natural gas (Mcf/day)	277,641	243,458	14	263,845	240,009	10
Crude oil (bbls/day)	27,757	23,910	16	24,475	24,636	(1)
Natural gas liquids (bbls/day)	4,449	4,795	(7)	4,480	4,632	(3)
Total daily sales (BOE/day)	78,480	69,281	13	72,929	69,270	5

Pricing

The Fund realized an average price on natural gas of $6.39/Mcf (net of transportation) during the third quarter of 2004, an 11% increase compared to $5.78/Mcf (net of transportation) during the three months ended September 30, 2003.  In comparison, the AECO monthly index price for natural gas increased 6% and the NYMEX price, after adjusting for the change in the US$ exchange rate, increased 7% for the same period. The better performance by the Fund continues to be a result of the expiry of some fixed price physical sales contracts that were priced below market.  In addition, we continue to experience improved results under our sales to aggregator markets (TransCanada, PanAlberta, Progas), as their portfolios reflect the retirement of some downstream pipeline commitments and changed marketing portfolios aligning more closely with index pricing.  For the nine months ended September 30, 2004, the Fund received an average price of $6.56/Mcf (net of transportation) for its natural gas, 2% lower than the average price received for the same period in 2003.  Similarly, during the corresponding period, the AECO monthly index price and the NYMEX price in Canadian dollars both decreased 5%.

The average price we received for our crude oil during the three months ended September 30, 2004 increased 36% to CDN$47.67/bbl from CDN$34.96/bbl (each net of transportation) during the same period in 2003.  This compares to a 36% increase in the price of benchmark West Texas Intermediate (“WTI”) crude oil after adjusting for the change in the US$ exchange rate.  For the nine months ended September 30, 2004, Enerplus received an average price of CDN$42.85 (net of transportation) for crude oil, 14% higher than the CDN$37.68 (net of transportation) received year-to-date 2003.  In comparison, WTI crude oil after adjusting for the change in the US$ exchange rate, increased by 18% for the same period.  While widening heavy oil differentials negatively affected the relative increase in the Fund’s overall netback, the addition of incremental volumes of lighter quality crude oil has mitigated that effect during the third quarter compared to the WTI benchmark for the three and nine months ended September 30, 2004.

	Three months ended September 30,		% Change	Nine months ended September 30,		% Change
Average Benchmark Pricing(1)	2004	2003		2004	2003

Natural gas (per Mcf)	$6.39	$5.78	11	$6.56	$6.70	(2)
Crude oil (per bbl)	$47.67	$34.96	36	$42.85	$37.68	14
Natural gas liquids (per bbl)	$41.52	$30.04	38	$35.86	$32.66	10
Per BOE	$41.86	$34.47	21	$40.39	$38.83	4

(1) Including oil and gas transportation and before the effects of commodity derivative instruments

	Three months ended September 30,		% Change	Nine months ended September 30,		% Change
Average Benchmark Pricing	2004	2003		2004	2003
AECO (30 day) natural gas (per Mcf)	$6.66	$6.29	6	$6.69	$7.07	(5)
NYMEX natural gas (US$ per Mcf)	$5.84	$5.10	15	$5.84	$5.72	2
NYMEX natural gas (CDN$ per Mcf)	$7.58	$7.08	7	$7.79	$8.17	(5)
WTI crude oil (US$ per bbl)	$43.88	$30.18	45	$39.11	$30.99	26
WTI crude oil (CDN$ per bbl)	$56.99	$41.92	36	$52.15	$44.27	18
CDN$/US$ exchange rate	$0.77	$0.72	7	$0.75	$0.70	7

The Canadian dollar strengthened 7% against the US dollar during the third quarter and the nine months ended September 30, 2004 compared to the same periods in 2003.  As most of Enerplus’ crude oil and a portion of its natural gas is priced in reference to US dollar denominated benchmarks, this movement in the currency rate reduced the prices that would have otherwise been realized.

Risk Management

Enerplus maintains a commodity price risk management program designed to provide price protection on a portion of our future production.  Typically, a portion of the pricing upside is surrendered in return for protection against a significant downturn in prices.  The program is intended to provide a measure of stability to our cash distributions and support positive economic returns from our capital development and acquisition activities.

Our commodity price risk management program incurred cash costs of $29.6 million for the third quarter of 2004 and $63.9 million for nine months ended September 30, 2004 compared to $7.8 million and $40.7 million for the same periods in 2003.  The increase in cash costs during 2004 compared to 2003 was primarily due to our three-way oil contracts.  With the price of crude oil at record highs, it has exceeded all of our call prices, most of which are at approximately US$30.00/bbl.  On a year-to-date basis the increased crude oil costs have been partially offset by a decrease in costs related to our natural gas contracts as a result of lower natural gas prices during 2004 and the expiration of contracts at lower prices.

	For the three months ended September 30,		For the nine months ended September 30,
Risk Management Cash Costs ($ millions)	2004	2003	2004	2003
Oil	$24.7	$2.8	$49.4	$11.4
Gas	4.9	5.0	14.5	29.3
Total	$29.6	$7.8	$63.9	$40.7

Despite the current losses from our risk management program, we continue to believe in the long-term benefits of price protection.  We expect to continue our risk management program in the future, and will continue to review the types of financial instruments available to us to provide this price protection.

The method we use to report the effects of our commodity price risk management program has changed to reflect the new accounting pronouncements regarding hedging relationships, which we have adopted prospectively as of January 1, 2004.  The following table summarizes the effects that our financial contracts have had on income for the three and nine months ended September 30, 2004.

Commodity Derivative Instruments Three months ended September 30,	2004		2003
	($ Millions)	(Per BOE)	($ Millions)	(Per BOE)
Financial contracts not qualifying for hedge accounting:
Change in fair value – other financial contracts	$27.1	$3.76	$—	$—
Amortization of deferred financial assets	4.2	0.58	—	—
Cash costs of financial contracts	25.1	3.47	—	—
	$56.4	$7.81	$—	$—
Financial contracts qualifying for hedge accounting:
Cash costs of financial contracts	4.5	0.63	7.8	1.22
Total cost of financial contracts	$60.9	$8.44	$7.8	$1.22

Commodity Derivative Instruments Nine months ended September 30,	2004		2003
	($ Millions)	(Per BOE)	($ Millions)	(Per BOE)
Financial contracts not qualifying for hedge accounting:
Change in fair value – other financial contracts	$71.8	$3.59	$—	$—
Amortization of deferred financial assets	15.0	0.75	—	—
Cash costs of financial contracts	50.3	2.52	—	—
	$137.1	$6.86	$—	$—
Financial contracts qualifying for hedge accounting:
Cash costs of financial contracts	13.6	0.68	40.7	2.15
Total cost of financial contracts	$150.7	$7.54	$40.7	$2.15

The unrealized cost of financial contracts of $27.1 million for the three months ended September 30, 2004 and $71.8 million for the nine months year-to-date represents the change in the fair value of financial contracts not qualifying for hedge accounting and represents a non-cash charge to earnings.

The amortization of deferred financial assets is also a result of our adopting the new accounting rules for hedging relationships.  Upon adoption on January 1, 2004, all of our three-way financial contracts ceased to qualify for hedge accounting.  As a result, we recorded a deferred financial asset representing the fair value of these contracts on that day.  We are amortizing this asset to income over the life of the underlying contracts for which the deferred asset relates.  The asset has been included in deferred charges and amortization of this asset was $4.2 million for the three months ended September 30, 2004 and $15.0 million for nine months, representing another non-cash charge to earnings.

The cash costs associated with financial contracts that qualify for hedge accounting are segregated from the costs of financial contracts that do not qualify for hedge accounting.  During the three and nine months ended September 30, 2004 we realized cash costs of $25.1 million and $50.3 million respectively for financial contracts that do not qualify for hedge accounting, as a result of commodity prices exceeding the ceiling price limits on many of our three-way contracts.

Cash costs for financial contracts that qualify for hedge accounting were $4.5 million (2003 - $7.8 million) for the three months ended September 30, 2004 and for the nine months ended were $13.6 million (2003 - $40.7 million). Prior to January 1, 2004 all of our financial contracts qualified for hedge accounting.  As a result of the change, the cash costs of financial contracts that qualify for hedge accounting has significantly decreased for the three and nine months ended September 30, 2004, compared to the same period in 2003.

Enerplus’ current commodity risk management positions are fully described in Note 11.  The following is a summary of the physical and financial contracts in place:

Physical & Financial Contracts	Contracted gas volumes (MMcf/day)	% of estimated gas production net of royalties	Contracted oil volumes (bbls/day)	% of estimated oil production net of royalties
Fourth quarter of 2004	83.2	36	12,400	58
First half of 2005	76.0	33	9,000	42
Second half of 2005	63.7	27	7,500	35

Revenues

Crude oil and natural gas revenues were $302.2 million ($308.2 million, net of $6.0 million transportation) for the three months ended September 30, 2004, an increase of $82.5 million or 38% compared to $219.7 million ($225.3 million, net of $5.6 million transportation) reported for the same period in 2003.  The increase in revenues was due to the increase in both oil and natural gas prices during the third quarter, as well as increased volumes as a result of the acquisition of ChevronTexaco assets.

For the nine months ended September 30, 2004 revenues were $807.1 million ($825.7 million, net of $18.6 million transportation) compared to $734.3 million ($751.4 million, net of $17.1 million transportation) during the same period in 2003.  The increase of $72.8 million or 10% is primarily due to higher crude oil prices offset by marginally lower natural gas prices, and higher natural gas production resulting from the Ice Energy and ChevronTexaco acquisitions.

Analysis of Sales Revenue(1)

($ millions)	Crude Oil	NGLs	Natural Gas	Total
Quarter ended September 30, 2003	$76.9	$13.2	$129.6	$219.7
Price variance(1)	32.5	4.7	15.7	52.9
Volume variance	12.4	(1.0)	18.2	29.6
Quarter ended September 30, 2004	$121.8	$16.9	$163.5	$302.2

($ millions)	Crude Oil	NGLs	Natural Gas	Total
Year-to-date September 30, 2003	$253.4	$41.3	$439.6	$734.3
Price variance(1)	34.6	3.9	(9.2)	29.3
Volume variance	(0.7)	(1.2)	45.4	43.5
Year-to-date September 30, 2004	$287.3	$44.0	$475.8	$807.1

(1) Including oil and gas transportation and before the effects of commodity derivative instruments

Royalties

Royalties increased to $62.7 million for the three months ended September 30, 2004 compared to $44.5 million for the three months ended September 30, 2003.  The increase in royalties is consistent with our revenue analysis and royalties for the third quarter of 2004 and 2003 have remained at approximately 21% of oil and gas sales, net of transportation.  For the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, royalties were $166.0 million and $149.2 million respectively, both approximately 21% of oil and gas sales, net of transportation.  We expect royalties to continue to be approximately 21% of net oil and gas sales for the remainder of the year.

Operating Expenses

Operating expenses for the three months ended September 30, 2004 were $53.0 million or $7.34/BOE compared to $42.7 million or $6.70/BOE during the same period in 2003.  Furthermore, we experienced a moderate 6% decrease in operating costs per BOE compared to the second quarter of 2004.  For the nine months ended September 30, 2004 operating costs were $144.3 million or $7.22/BOE compared to $119.2 million or $6.30/BOE for the same period last year.

During the third quarter we continued to perform scheduled seasonal maintenance and facility turnarounds and encountered increased operating costs and cost pressures related to high levels of industry activity, in particular processing fees and well servicing costs.  As well, additional workovers and well maintenance were performed in an effort to realize greater production during the robust commodity price environment.

We expect costs to continue at their current levels for the remainder of the year and, with increasing production anticipated for the fourth quarter, our annual operating costs for 2004 should be approximately $7.20/BOE.

General and Administrative Expenses

General and administrative (“G&A”) expenses totaled $7.9 million or $1.10/BOE for the three months ended September 30, 2004 compared to $6.2 million or $0.98/BOE for the same period in 2003.  G&A expenses totaled $21.9 million or $1.10/BOE for the nine months ended September 30, 2004 compared to $17.8 million or $0.94/BOE for the same period in 2003. The increase in G&A costs during 2004 compared to 2003 was due to increased technical staff, compliance and regulatory requirements, as well as enhanced long-term incentive plans for employees that were introduced during the last half of 2003 and the third quarter of 2004.

The non-cash charge included in G&A of $1.4 million or $0.19/BOE during the quarter and $2.3 million or $0.12/BOE for the nine months ended September 30, 2004, relates to our trust unit rights incentive plan for rights issued after January 1, 2003.  This compares to $0.4 million or $0.06/BOE for the three months ended September 30, 2003 and $0.5 million or $0.02/BOE for the nine months ended September 30, 2003.  This charge, which is amortized over the remaining vesting period, is based on the excess of the trust unit price at September 30, 2004 of $41.19 over the exercise price.

The following table summarizes the cash and non-cash expenses recorded in G&A:

	For the three months ended September 30,		For the nine months ended September 30,
General and Administrative Costs ($ millions)	2004	2003	2004	2003
Cash	$6.5	$5.8	$19.6	$17.3
Trust unit rights incentive plan (non-cash)	1.4	0.4	2.3	0.5
Total G&A	$7.9	$6.2	$21.9	$17.8

We continue to expect G&A costs to average approximately $1.15/BOE for 2004.

Management Fees and Internalization Expense

During 2004 no management fees were incurred.  This is a result of the internalization of the management contract for $55.1 million effective April 23, 2003.

Interest Expense

Interest expense for the three months ended September 30, 2004 increased to $5.7 million compared to $5.1 million during the same period of 2003.  The increase is due to higher average debt outstanding during 2004 as a result of acquiring ChevronTexaco assets on June 30, 2004 offset by lower interest rates during 2004 compared to 2003.  Interest expense for the nine months ended September 30, 2004 decreased to $14.6 million from $15.3 million during the same period of 2003 due to lower interest rates throughout 2004.  Canadian prime interest rates increased 25 basis points on September 8, 2004 and another 25 basis points subsequent to the third quarter on October 19, 2004.  At September 30, 2004, 25% of Enerplus’ debt was based on fixed interest rates while 75% was floating.  These instruments are more fully described in Note 11.

Foreign Exchange

We experienced a foreign exchange gain of $4.1 million during the three months ended September 30, 2004 compared to a $0.4 million gain in 2003, and a gain of $1.5 million during the nine months ended September 30, 2004 compared to a loss of $0.3 million in 2003.  The majority of the gains during 2004 were non-cash items as a result of the appreciating Canadian dollar and its impact when translating our US$54 million senior unsecured notes. We realized minimal foreign exchange gains or losses on day-to-day transactions denominated in U.S. dollars.  See Note 9.

Depletion, Depreciation, Amortization and Accretion

Depletion, depreciation, amortization and accretion (“DDA&A”) increased to $90.8 million or $12.58/BOE for the three months ended September 30, 2004 from $59.2 million or $9.29/BOE for the same period in 2003.  DDA&A increased to $235.8 million or $11.80/BOE for the nine months ended September 30, 2004 from $175.1 or $9.26/BOE for the same period in 2003.

Estimated proved reserves used in the depletion calculation have decreased by approximately 14% due to adoption of National Instrument 51-101 (“NI 51-101”) compared to those used in the depletion calculation in the first three quarters of 2003.  This increased the depletion rate by 20%, which has been the largest driver in the increase in DDA&A per BOE for the three and nine months ended September 30, 2004 when compared to the same periods in 2003.  Higher production volumes and increased capitalized asset retirement costs have also contributed moderately to the increase.

No impairment of the Fund’s assets existed at September 30, 2004 using year-end reserves updated for acquisitions and divestitures and management’s estimates of future prices.

Taxes

For the three months ended September 30, 2004, a future income tax recovery of $26.8 million was recorded in income as compared to a recovery of $6.3 million for the same period in 2003.  For the nine months ended September 30, 2004, a future income tax recovery of $72.0 million was recorded in income as compared to a recovery of $53.4 million for the same period in 2003. The tax recovery in 2004 was higher due to increased hedging losses, offset by the Federal future income tax rate reduction in 2003.

Selected Financial Results per BOE

	For the three months ended September 30,		For the nine months ended September 30,
Per BOE of production (6:1)	2004	2003	2004	2003

Production per day	78,480	69,281	72,929	69,270

Weighted average sales price(1)	$41.86	$34.47	$40.39	$38.83
Royalties	(8.68)	(6.98)	(8.31)	(7.89)
Financial contracts	(8.44)	(1.22)	(7.54)	(2.15)
Add back: Non-cash financial contracts	4.34	—	4.34	—
Operating costs	(7.34)	(6.70)	(7.22)	(6.30)
General and administrative	(1.10)	(0.98)	(1.10)	(0.94)
Add back: Non-cash G&A expense (trust unit rights)	0.19	0.06	0.12	0.02
Management fees	—	—	—	(0.16)
Internalization of management contract	—	—	—	(2.91)
Interest expense, net of interest and other income	(0.79)	(0.81)	(0.64)	(0.80)
Foreign exchange gain (loss)	0.57	0.06	0.07	(0.02)
Add back: Non-cash foreign exchange	(0.57)	—	(0.08)	—
Capital taxes	(0.21)	(0.27)	(0.25)	(0.24)
Restoration and abandonment cash costs	(0.22)	(0.14)	(0.23)	(0.20)
Funds flow from operations	19.61	17.49	19.55	17.24
Restoration and abandonment cash costs	0.22	0.14	0.23	0.20
Non-cash items:
Depletion, depreciation, amortization and accretion	(12.58)	(9.29)	(11.80)	(9.26)
Financial contracts	(4.34)	—	(4.34)	—
G&A expense (trust unit rights)	(0.19)	(0.06)	(0.12)	(0.02)
Foreign exchange	0.57	—	0.08	—
Future income tax recovery	3.72	1.01	3.60	2.81
Total net income per BOE	$7.01	$9.29	$7.20	$10.97

(1) Including oil and gas transportation and before the effects of commodity derivative instruments

Funds Flow From Operations and Net Income

Funds flow from operations was $141.6 million for the three months ended September 30, 2004 or $1.36 per trust unit compared to $111.5 million or $1.27 per trust unit for the same period in 2003.  Funds flow from operations for the nine months ended September 30, 2004 was $390.6 million or $4.00 per trust unit compared to $325.9 million or $3.84 per trust unit for 2003.  The increase in funds flow from operations was a result of higher commodity prices and production during the third quarter of 2004 compared to 2003, offset in part by the cash losses from our commodity price risk management program and higher operating costs.  As well, the internalization of the management contract, which occurred during 2003, reduced the comparative period results for the nine months ended September 30, 2003.

Net income for the three months ended September 30, 2004 was $50.6 million or $0.49 per trust unit compared to $59.2 million or $0.67 per trust unit in 2003.  Net income for the nine months ended September 30, 2004 was $143.8 million or $1.47 per trust unit compared to $207.5 million or $2.44 per trust unit in 2003.  The decrease in net income for the three and nine months ended September 30, 2004 was due to increased depletion expense as a result of lower proved reserves based on NI 51-101, changes in accounting for our three-way financial contracts, unit based compensation expense and asset retirement obligations, offset by an increase in our future tax recovery.

Quarterly Financial Information

Overall oil and gas sales net of transportation have increased due to higher prices and production both through acquisitions and capital development throughout the last two years, offset by fluctuations in the Canadian/US dollar exchange rate.  Net income has been affected by the fluctuations in oil and gas sales, the increase in risk management costs, the strengthening Canadian dollar, the internalization of the management contract, increasing operating costs due to high industry activity, increased future tax recovery and changes to accounting policies adopted during 2003 and 2004.

Quarterly Financial Information ($ millions, except per trust unit amounts)	Oil and Gas Sales(1)	Net Income	Net income per trust unit

			Basic	Diluted
2004
First quarter	$239.3	$45.2	$0.48	$0.48
Second quarter	265.6	48.0	0.51	0.51
Third quarter	302.2	50.6	0.49	0.49
2003 (Restated)
First quarter	$281.1	$94.8	$1.14	$1.14
Second quarter	233.5	53.4	0.64	0.64
Third quarter	219.7	59.2	0.67	0.67
Fourth quarter	201.5	40.6	0.45	0.45
Total	$935.8	$248.0	2.88	2.87

(1) Including oil and gas transportation and before the effects of commodity derivative instruments

Cash Available for Distribution

We make monthly cash distributions to our unitholders based upon net funds flow from our crude oil and natural gas operations.  A portion of funds flow is typically retained to fund acquisition and development activities.

For the three months ended September 30, 2004, Enerplus generated $141.6 million in funds flow from operations, of which $109.1 million ($1.05 per trust unit) was paid or declared payable to unitholders, representing 77% of funds flow. The remaining $32.5 million ($0.31 per trust unit) or 23% of funds flow was retained.

For the nine months ended September 30, 2004, Enerplus generated $390.6 million in funds flow from operations, of which $317.4 million ($3.15 per trust unit) was paid or declared payable to unitholders, representing 81% of funds flow.  The remaining $73.2 million ($0.73 per trust unit) or 19% of funds flow was retained.

We monitor the distribution payout policy with respect to forecast funds flows, debt levels and spending plans.  The level of cash retained typically varies between 10% and 25% of annual funds flow, however we are prepared to adjust the payout levels in an effort to balance the investor’s desire for distributions with the Fund’s requirement to maintain a prudent capital structure.

The following table reconciles Enerplus’ funds flow from operations with the cash available for distribution to unitholders.

Reconciliation of Cash Available for Distribution ($ millions except per trust unit amounts)	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Funds flow from operations before internalization of management contract	$141.6	$111.5	$390.6	$381.0
Management internalization costs	—	—	—	(55.1)
Funds flow from operations	141.6	111.5	390.6	325.9

Cash withheld for acquisitions and capital expenditures	(32.5)	(13.1)	(73.2)	(44.3)
Cash available for distribution	$109.1	$98.4	$317.4	$281.6
Cash available for distribution per trust unit	$1.05	$1.09	$3.15	$3.27

Capital Expenditures

During the three months ended September 30, 2004, we spent $52.6 million and year-to-date we have spent $737.0 million on acquisitions and capital expenditures net of divestitures compared to $64.2 million and $282.4 million during the same period in 2003 respectively.  The majority of expenditures during 2004 relate to the ChevronTexaco assets and Ice Energy acquisitions.

Capital Expenditures ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Development expenditures	$33.0	$39.2	$99.0	$98.2
Plant and facilities	15.5	5.5	34.3	18.6
Sub-total	48.5	44.7	133.3	116.8
Office	0.4	0.6	0.9	1.2
Sub-total	48.9	45.3	134.2	118.0
Acquisitions of oil and gas properties	20.2	21.2	489.6	45.8
Corporate acquisitions	—	—	132.2	165.8
Dispositions of oil and gas properties	(16.5)	(2.3)	(19.0)	(47.2)
Total Net Capital Expenditures	$52.6	$64.2	$737.0	$282.4

We spent $48.5 million and $133.3 million on development drilling and facilities for the three and nine months ended September 30, 2004, respectively, compared to $44.7 million and $116.8 million during the same period in 2003.  During the quarter we drilled 87.8 net wells with a 99% success rate for a total of 241.8 net wells year-to-date and a 99% success rate.  Development expenditures focused primarily on our shallow gas operated properties and partner-operated natural gas projects, as well as further waterflood development to improve oil recovery primarily at our Giltedge and Joarcam properties.

Property acquisitions of $20.2 million and divestments of $16.5 million were completed during the quarter compared to $21.2 million of acquisitions and $2.3 million of divestments during the third quarter of 2003.  Properties acquired during the quarter, primarily located in Saskatchewan, consisted of 2.6 MMBOE of proved plus probable reserves and 560 BOE/day of production.  Non-core properties divested during the quarter represented 0.3 MMBOE of proved plus probable reserves and approximately 214 BOE/day of production from the Brooks area.  During the nine months ended September 30, 2004 property acquisitions totaled $489.6 million, which included the acquisition of ChevronTexaco assets for $467.2 million, compared to $45.8 million during the same period in 2003.  Divestments for the nine months ended September 30, 2004 were $19.0 million compared to $47.2 million in 2003.

We continue to evaluate divestment opportunities with plans to market approximately 2,500 BOE/day of non-core properties, however we have established price retention thresholds on these properties.  We anticipate any resultant closings to occur in the first half of 2005.  Our forecasted capital development spending for 2004 remains at $195.0 million.

Liquidity and Capital Resources

Long-term debt at September 30, 2004 was $572.5 million, a decrease of $5.6 million compared to June 30, 2004 and an increase of $234.4 million from December 31, 2003.  The increase in debt compared to December 31, 2003 is primarily the result of our acquisitions of the ChevronTexaco assets and Ice Energy, which were funded by both bank debt and equity issues.  Long-term debt at September 30, 2004 is comprised of $235.9 million of bank indebtedness and $336.6 million of senior unsecured notes.

Financial Leverage and Coverage Ratios	Nine months ended September 30, 2004		Year ended December 31, 2003

Long-term debt to funds flow (1)	1.2	x	0.6	x
Funds flow to interest expense	25.0	x	21.0	x
Long-term debt to long-term debt plus equity	22%		12%

Long-term debt is measured net of cash.

Funds flow is calculated based upon the trailing 12 months.

(1) Since the acquisition of the ChevronTexaco assets closed on June 30, 2004, the long-term debt to funds flow ratio includes debt incurred from the transaction with only three months of corresponding funds flow.  Funds flow from these assets will be reflected going forward and will reduce the ratio in the future.

Effective May 2004 our borrowing base was set at $1.0 billion.  The borrowing base consists of senior unsecured notes of $340.8 million and bank facilities of $659.2 million.  The bank facilities consist of a demand operating line of $31.7 million and a $627.5 million, 364-day revolving committed facility with a two-year term. In the event that the revolving bank line is not extended, no principal payments are required during the first year of the term period, although we would be required to maintain certain minimum balances on deposit with the syndicate agent.

On June 15, 2004, we completed an equity offering of 8.8 million subscription receipts at a price of $34.30 per subscription receipt.  Each subscription receipt entitled the holder to receive one trust unit of the Fund upon closing of the ChevronTexaco assets acquisition.  All subscription receipts were converted to trust units on June 30, 2004 and gross proceeds of the issue were $301.8 million and $286.2 million net of issuance costs.

Based on the debt outstanding at September 30, 2004 we have $427.5 million of available borrowing capacity.  We have adequate liquidity to fund future working capital and planned capital expenditures during 2004 through a combination of funds flow from operations and debt.  Our 2004 capital budget is discretionary and can be revised downwards in the event of a significant commodity price downturn or other economic event.  Payments with respect to the bank credit facilities and senior unsecured notes have priority over future distributions and claims paid to unitholders.

Commitments

There were no material changes to our commitments at September 30, 2004 compared to June 30, 2004 and December 31, 2003.

Trust Unit Information

We had 103,875,000 trust units outstanding at September 30, 2004, compared to 89,427,000 trust units at September 30, 2003.  The weighted average number of trust units outstanding for the nine months ended September 30, 2004 was 97,697,000 (2003 – 84,903,000).

During the three months ended September 30, 2004, 151,000 trust units ($4.9 million of additional equity) were issued pursuant to the Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”) and the trust unit options and rights plans.  This compares to 263,000 trust units ($7.7 million of additional equity) for the three months ended September 30, 2003.

For the nine months ended September 30, 2004, 725,000 trust units ($21.0 million additional equity) were issued pursuant to DRIP and the trust unit options and rights plans compared to 1,147,000 trust units ($30.0 million additional equity) during the same period in 2003.  For further details see Note 5.

Canadian and U.S. Taxpayers

In September of 2004, Enerplus increased its estimate of taxability on the distributions paid to Canadian and U.S. unitholders for 2004 from 85% to 90%. The remaining 10% will be treated as a tax deferred return of capital.  Actual taxable amounts could vary depending on actual distributions which are dependent upon production, commodity prices and funds flow experienced during the remainder of the year.

For U.S. taxpayers the taxable portion of the cash distribution is considered to be a dividend for U.S. tax purposes.  For most U.S. taxpayers this should be a “Qualified Dividend” eligible for the reduced tax rate.

On September 16, 2004, the Canadian Federal Government released draft legislation with respect to the March 2004 Budget.  The draft legislation amends certain provisions of the Income Tax Act that would effect the taxation of distributions to non-resident unitholders.  As currently drafted, a 15% Canadian withholding tax will be applicable, effective January 1, 2005, to the non-taxable portion of distributions to non-resident unitholders (which is currently

10% of distributions).  This is in addition to the existing 15% withholding tax on the portion of the distribution designated as income.  It is contemplated, however, that there will be a mechanism under which certain non-residents may recover all or a portion of such taxes where the ultimate disposition of the trust unit results in a loss for Canadian tax purposes.

Additional Information

Additional information relating to Enerplus Resources Fund, including the Fund’s Annual Information Form, is available under the Fund’s profile on the SEDAR website at www.sedar.com or on Enerplus’ website at www.enerplus.com.

Forward-Looking Statements

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by this cautionary statement.

ENERPLUS RESOURCES FUND

CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian dollars)	September 30, 2004	December 31, 2003
(Unaudited)		(Restated, Note 2)
ASSETS
Current assets
Cash	$—	$80,416
Accounts receivable	97,241	71,304
Other	6,678	13,412
	103,919	165,132

Property, plant and equipment (Note 6)	3,006,561	2,494,518
Goodwill (Note 8)	29,651	—
Deferred charges (Notes 2 and 3)	7,985	2,115

	$3,148,116	$2,661,765

LIABILITIES
Current liabilities
Accounts payable	$153,242	$100,449
Distributions payable to unitholders	36,366	33,022
Deferred credits (Notes 2 and 3)	92,988	1,942
	282,596	135,413

Long-term debt	572,527	338,117
Future income taxes	240,925	283,292
Asset retirement obligations (Notes 2 and 4)	71,794	63,936
	885,246	685,345

EQUITY
Unitholders’ capital (Note 5)	2,820,913	2,511,375
Accumulated income	861,625	717,821
Accumulated cash distributions	(1,702,264)	(1,388,189)
	1,980,274	1,841,007

	$3,148,116	$2,661,765

Number of Trust Units outstanding (thousands)	103,875	94,349

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENTS OF INCOME

(Thousands of Canadian dollars, except per unit amounts)	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
(Unaudited)		(Restated, Note 2)		(Restated, Note 2)
REVENUES
Oil and gas sales	$308,265	$225,330	$825,688	$751,459
Royalties	(62,665)	(44,503)	(165,976)	(149,166)
Derivative instruments (Notes 2, 3 and 11)
Financial contracts - qualified hedges	(4,517)	(7,771)	(13,644)	(40,690)
Other financial contracts	(56,402)	—	(137,059)	—
Interest and other income	19	(29)	1,862	123
	184,700	173,027	510,871	561,726

EXPENSES
Operating	53,000	42,683	144,338	119,195
General and administrative	7,943	6,205	21,921	17,801
Transportation (Note 2)	6,033	5,611	18,565	17,139
Management fees	—	—	—	3,042
Internalization of management contract	—	—	—	55,100
Interest on long-term debt	5,735	5,106	14,551	15,268
Foreign exchange (gain) / loss (Note 9)	(4,127)	(373)	(1,466)	339
Depletion, depreciation, amortization and accretion	90,776	59,214	235,838	175,143
	159,360	118,446	433,747	403,027

Income before taxes	25,340	54,581	77,124	158,699
Capital taxes	1,553	1,743	5,338	4,673
Future income tax recovery (Note 10)	(26,817)	(6,367)	(72,018)	(53,438)
NET INCOME	$50,604	$59,205	$143,804	$207,464

Net income per trust unit
Basic	$0.49	$0.67	$1.47	$2.44
Diluted	$0.49	$0.67	$1.47	$2.44

Weighted average number of trust units outstanding (thousands)
Basic	103,781	88,106	97,697	84,903
Diluted	103,993	88,496	98,015	85,197

CONSOLIDATED STATEMENTS OF ACCUMULATED INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
(Thousands of Canadian dollars)	2004	2003	2004	2003
(Unaudited)		(Restated, Note 2)		(Restated, Note 2)
Accumulated income, beginning of period as previously reported	$811,021	$590,280	$690,046	$440,446
Adjustments due to change in accounting policy (Note 2)	—	27,754	27,775	29,329
Accumulated income, beginning of period after adjustments	811,021	618,034	717,821	469,775
Net income	50,604	59,205	143,804	207,464

Accumulated income, end of period	$861,625	$677,239	$861,625	$677,239

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30,		Nine Months Ended September 30,
(Thousands of Canadian dollars)	2004	2003	2004	2003
(Unaudited)		(Restated, Note 2)		(Restated, Note 2)
OPERATING ACTIVITIES
Net income	$50,604	$59,205	$143,804	$207,464
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion	90,776	59,214	235,838	175,143
Non-cash financial contracts (Note 3)	31,304	—	86,776	—
Non-cash foreign exchange loss (Note 9)	(4,131)	—	(1,539)	—
Unit based compensation (Note 5)	1,458	362	2,340	467
Future income tax recovery	(26,817)	(6,367)	(72,018)	(53,438)
Asset retirement costs incurred	(1,578)	(908)	(4,636)	(3,698)
Funds flow from operations	141,616	111,506	390,565	325,938
Decrease in non-cash operating working capital	12,055	8,352	13,964	14,114

	153,671	119,858	404,529	340,052
FINANCING ACTIVITIES
Issue of trust units, net of issue costs (Note 5)	4,868	150,471	307,198	172,615
Cash distributions to unitholders	(109,020)	(99,175)	(314,075)	(276,829)
Increase in bank credit facilities	(1,487)	(128,259)	235,949	16,218
Payment of related party note	—	—	—	(1,400)
Decrease in non-cash financing working capital	60	2,092	3,344	8,220
	(105,579)	(74,871)	232,416	(81,176)
INVESTING ACTIVITIES
Capital expenditures	(48,894)	(45,323)	(134,179)	(118,042)
Property acquisitions	(20,155)	(5,482)	(489,624)	(30,110)

Property dispositions	16,465	2,228	19,000	47,192
Corporate acquisitions (Note 8)	—	—	(121,171)	(165,815)
Decrease in non-cash investing working capital	4,492	3,590	8,613	7,181
	(48,092)	(44,987)	(717,361)	(259,594)

Change in cash	—	—	(80,416)	(718)
Cash, beginning of period	—	—	80,416	718
Cash, end of period	$—	$—	$—	$—

SUPPLEMENTARY CASH FLOW INFORMATION
Cash income taxes paid	$—	$—	$—	$—
Cash interest paid	$3,393	$1,748	$10,691	$12,296

CONSOLIDATED STATEMENTS OF ACCUMULATED CASH DISTRIBUTIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
(Thousands of Canadian dollars)	2004	2003	2004	2003
(Unaudited)		(Restated, Note 2)		(Restated, Note 2)

Accumulated cash distributions, beginning of period	$1,593,244	$1,193,267	$1,388,189	$1,015,613
Cash distributions to unitholders	109,020	99,175	314,075	276,829

Accumulated cash distributions, end of period	$1,702,264	$1,292,442	$1,702,264	$1,292,442

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars) (Unaudited)

1.             SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Enerplus Resources Fund (“Enerplus” or the “Fund”) have been prepared by management following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, with the exception of the changes discussed below and in Note 2.  The note disclosure requirements for annual statements provide additional disclosure to that required for these interim statements. Accordingly, these interim statements should be read in conjunction with the Fund’s consolidated financial statements for the year ended December 31, 2003. The disclosures provided below are incremental to those included in the 2003 annual consolidated financial statements. Prior year amounts have been adjusted to reflect current period presentation.

(a) Goodwill

The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment.  To assess impairment, the fair value of the Fund is compared to its book value.  If the fair value is less than the book value, a second test is performed to determine the amount of impairment.  The amount of impairment is measured by allocating the fair value to Enerplus’ identifiable assets and liabilities as if it had been acquired in a business combination for a purchase price equal to its fair value. If Enerplus’ fair value is less than its carrying value, a goodwill impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

2.                                      CHANGES IN ACCOUNTING POLICIES

Hedging Relationships

Effective January 1, 2004, the Fund has adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, “Hedging Relationships”.  The guideline establishes conditions where hedge accounting may be applied.  Where hedge accounting does not apply, changes in the fair values of the financial contracts are taken into income in the period of change.  This policy has been adopted prospectively pursuant to the adoption provisions of Accounting Guideline 13, and therefore there is no effect on prior periods.

Previously, hedge accounting had been applied to all of the Fund’s financial contracts, which qualified as hedges for accounting purposes at that time.

As a result of this change, net income was $20,767,000 ($31,304,000 before a future tax recovery of $10,537,000) less than it would have otherwise been reported for the three months ended September 30, 2004.  Net income for the nine months ended September 30, 2004 decreased by $57,567,000 ($86,776,000 before a future tax recovery of $29,209,000).  This reflects amortization of the deferred financial asset realized upon adoption and unrealized costs on financial contracts that do not qualify for hedge accounting for the nine months ended September 30, 2004. The future income tax liability has also decreased by $29,209,000 as a result of this accounting change.  Both basic and diluted per trust unit calculations for the three and nine months ended September 30, 2004 decreased by $0.21 and $0.55, respectively, as a result of adopting this new policy.

Asset Retirement Obligations

Effective January 1, 2004, the Fund retroactively adopted CICA 3110, “Asset Retirement Obligations”.  The new standard requires the recognition of the liability associated with the future site reclamation costs of tangible long-lived assets.  The Fund estimates this liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods.  The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred.

The Fund had previously provided for future site reclamation and abandonment costs on the unit-of-production method based on the remaining life of the proved reserves and the estimated total future liability.  This estimate was charged to income with the corresponding offset to the accumulated site restoration liability on the balance sheet.

As a result of this change, net income for the three and nine months ended September 30, 2004 decreased by $572,000 and $1,107,000, respectively.  This represents the difference between the depletion and accretion recorded and the amortization of future site restoration that would have been recorded under the unit-of-production method.  The after tax effects of this change for the three and nine months ended September 30, 2003 (restated for comparative purposes) decreases net income by $89,000 and $1,559,000, respectively.  As a result, basic and diluted per trust unit calculations were not effected for the three months ended September 30, 2003, and both decreased by $0.02 for the nine months ended September 30, 2003.

The December 31, 2003 balance sheet has been restated to reflect the cumulative effects of adopting CICA 3110, as shown in the following table:

($ thousands)	As reported in the 2003 Annual Report	Change upon adoption of CICA 3110	As restated upon adoption of CICA 3110
Property, plant and equipment	3,384,572	63,554	3,448,126
Accumulated depletion and depreciation	(936,207)	(17,401)	(953,608)
Net property, plant and equipment	2,448,365	46,153	2,494,518
Accumulated site restoration	60,335	(60,335)	—
Asset retirement obligations	—	63,936	63,936
Future income taxes	268,515	14,777	283,292
Accumulated income	690,046	27,775	717,821

Unit Based Compensation

The CICA accounting policy for unit based compensation was adopted during the year ended December 31, 2003.  The comparative financial statements have been restated to reflect the unit based compensation expense relating to the three and nine months ended September 30, 2003.  This change resulted in $362,000 and $467,000 being recorded in G&A for the three and nine months ended September 30, 2003, respectively.

Oil and Gas Transportation

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100, which defines the sources of Generally Accepted Accounting Principles (“GAAP”) that companies must use and effectively eliminates industry practice as a source of GAAP.  In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement.  Effective April 1, 2004, the Fund has recorded revenue before transportation charges and a transportation expense on the income statement.  Prior periods have been reclassified for comparative purposes.  This adjustment has no impact on net income, net income per trust unit, funds flow or funds flow per trust unit for the Fund.

3.                                      DEFERRED CHARGES AND DEFERRED CREDITS

Deferred Charges ($ thousands)
Deferred charges as at December 31, 2003 (1)	$2,115
Deferred financial asset recorded upon adoption of Accounting Guideline 13 (2)	21,015
Amortization of deferred financial assets	(14,997)
Amortization of issue costs	(148)
Deferred charges as at September 30, 2004	$7,985

(1)          Represents the unamortized balance of the senior unsecured notes issue costs.  These costs are being amortized over the life of the notes.

(2)          Represents the fair value of financial contracts on January 1, 2004 for which hedge accounting is no longer applied.  This deferred financial asset is to be amortized over the remaining lives of the associated financial contracts.

Deferred Credits ($ thousands)
Deferred credits as at December 31, 2003 (1)	$1,942
Deferred financial liability recorded upon adoption of Accounting Guideline 13 (2)	21,015
Change in fair value – other financial contracts (3)	71,779
Amortization of deferred credits	(1,748)
Deferred credits as at September 30, 2004	$92,988

(1)          Represents the unamortized balance of deferred costs on financial contracts as of the date Enerplus Resources Fund was acquired by EnerMark Income Fund.  These deferred costs are being amortized over the remaining life of the financial contracts to which they relate, ending October 31, 2004.

(2)          Represents the fair value of financial contracts on January 1, 2004 for which hedge accounting is no longer applied.

(3)          Changes in the fair value of financial contracts that no longer qualify for hedge accounting are taken into income during the period as other financial contracts and reflected as an increase or decrease in the deferred financial liability.

The following table summarizes the income statement effects of other financial contracts:

Other Financial Contracts ($ thousands)	Three months ended September 30, 2004	Nine months ended September 30, 2004
Change in fair value	$27,119	$71,779
Amortization of deferred financial assets	4,185	14,997
Cash costs	25,098	50,283
Other financial contracts	$56,402	$137,059

4.                                      ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the Fund’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Fund has estimated the net present value of its total asset retirement obligations to be $71,794,000 as at September 30, 2004 based on a total liability of $280,308,000.  These payments are expected to be made over the next 66 years with the majority of costs incurred between 2015 and 2030.  The Fund’s credit adjusted rate of 6.5% and an inflation rate of 2.0% were used to calculate the present value of the asset retirement obligations.

Following is a reconciliation of the asset retirement obligations:

($ thousands)	Nine months ended September 30, 2004	Year ended December 31, 2003
Asset retirement obligations, beginning of period	$63,936	$62,607
Increase in retirement obligations	9,213	3,850
Retirement obligations settled	(4,636)	(6,696)
Accretion expense (1)	3,281	4,175
Asset retirement obligations, end of period	$71,794	$63,936

(1)          Accretion expense is the charge resulting from the change in net present value of the asset retirement obligation as time passes.  Accretion expense for the nine months ended September 30, 2003 was $3,108,000.

5.                                      FUND CAPITAL

(a)           Unitholders’ Capital

Authorized:  Unlimited Number of Trust Units

	Nine months ended September 30, 2004		Year ended December 31, 2003
Issued: ($ thousands)	Units	Amount	Units	Amount

Balance, beginning of period	94,349	$2,510,011	82,898	$2,156,999
Redemption of units	(5)	(178)	(24)	(590)
Issued for cash:
Pursuant to public offerings	8,800	286,248	9,300	291,791
Pursuant to option and rights plans	493	12,548	893	21,438
Trust unit rights incentive plan (non-cash) – exercised	—	896	—	—
Distribution Reinvestment & Unit Purchase Plan	238	8,580	622	18,956
Issued for acquisition of property interests	—	—	660	21,417
	103,875	2,818,105	94,349	2,510,011
Contributed surplus	—	2,808	—	1,364
Balance, end of period	103,875	$2,820,913	94,349	$2,511,375

Contributed surplus	Nine months ended September 30, 2004	Year ended December 31, 2003
($ thousands)	Amount	Amount
Balance, beginning of period	$1,364	$—
Trust unit rights incentive plan (non-cash) – exercised	(896)	—
Trust unit rights incentive plan (non-cash) – expensed	2,340	1,364
Balance, end of period	$2,808	$1,364

(b)             Trust Unit Rights Incentive Plan

As at September 30, 2004, a total of 1,857,000 rights were outstanding pursuant to the Trust Unit Rights Incentive Plan (“Rights Plan”) at an average exercise price of $31.64.  This represents 1.8% of the total trust units outstanding of which 118,000 rights with an average exercise price of $26.92 were exercisable.  Results from the first, second and third quarters of 2004 reduced the exercise price by $0.37 (effective July 2004), $0.40 (effective October 2004), and $0.35 (effective January 2005), respectively.

Activity for the rights issued pursuant to the Rights Plan is as follows:

	Nine months ended September 30, 2004		Year ended December 31, 2003
	Number of Rights (000’s)	Weighted Average Exercise Price (1)	Number of Rights (000’s)	Weighted Average Exercise Price (1)
Trust unit rights outstanding
Beginning of period	2,192	$30.05	2,028	$25.11
Granted	283	38.74	1,124	35.56
Exercised	(490)	24.65	(776)	24.30
Cancelled	(128)	31.45	(184)	25.39
End of period	1,857	31.64	2,192	30.05
Rights exercisable at the end of the period	118	$26.92	430	$24.03

(1)  Exercise price reflects grant prices less reduction in strike price discussed above.

Non-cash compensation costs of $1,458,000 ($0.01 per unit) and $2,340,000 ($0.02 per unit) related to the rights issued since January 1, 2003 have been charged to general and administrative expense during the three and nine months ended September 30, 2004, respectively.  The 2003 financial statements have been restated to reflect the $362,000 ($nil per unit) and $467,000 ($0.01 per unit) expensed during the three and nine months ended September 30, 2003, respectively.

The following table outlines the estimated compensation cost associated with the rights issued during 2002 and the pro forma effects on net income and net income per unit, had CICA Handbook section 3870 been applied retroactive to 2002.

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except per unit amounts)	2004	2003	2004	2003
Net income as reported	$60,637	$59,205	$153,837	$207,464
Compensation expense for rights issued in 2002 Cash withheld for debt reduction	(1,480)	(2,049)	(3,054)	(3,375)
Pro forma net income	$59,157	$57,156	$150,783	$204,089
Net income per trust unit – basic
Reported	$0.58	$0.67	$1.57	$2.44
Pro forma	$0.57	$0.65	$1.54	$2.40
Net income per trust unit – diluted
Reported	$0.58	$0.67	$1.57 0.41	$2.44
Pro forma	$0.57	$0.65	$1.54	$2.40

(c) Trust Unit Option Plan

As at September 30, 2004, 1,000 options pursuant to the Trust Unit Option Plan were outstanding and exercisable. These options are exercisable at a price of $22.90 and expire December 31, 2004.  During the nine months ended September 30, 2004, 3,000 options were exercised at a price of $22.90. No new options have been granted under the Trust Unit Option Plan since December 31, 2000 as this plan was superseded by the Rights Plan discussed above.

6.                                      PROPERTY, PLANT AND EQUIPMENT

($ thousands)	September 30, 2004	December 31, 2003
Property, plant and equipment	$4,194,326	$3,448,126
Accumulated depletion and depreciation	(1,187,765)	(953,608)
Net property, plant and equipment	$3,006,561	$2,494,518

Pursuant to the full-cost accounting guideline, Enerplus capitalizes certain general and administrative costs associated with our capital development program.  General and administrative costs of $5,967,000 (2003 - $8,478,000) were capitalized for the nine months ended September 30, 2004.

7.                                      PROPERTY ACQUISITIONS

Assets of ChevronTexaco Corporation (“ChevronTexaco”)

On June 30, 2004 the Fund acquired certain oil and natural gas properties from ChevronTexaco. Total consideration was $467,199,000 financed concurrently by subscription receipts issued on June 15, 2004 and available lines of credit.  Results from operations are included in Enerplus’ financial results from June 30, 2004 forward.

8.                                      CORPORATE ACQUISITIONS

Ice Energy Limited (“Ice Energy”)

On January 7, 2004 the Fund acquired all of the outstanding shares of Ice Energy for $132,184,000, which includes negative working capital assumed.  The excess of the consideration paid over the tax pools of $46,651,000 associated with Ice Energy assets resulted in the recording of goodwill and future taxes of $29,651,000.  Available lines of credit financed the acquisition, which has been accounted for using the purchase method of accounting for business combinations.  Results from operations of Ice Energy subsequent to January 7, 2004 are included in the Fund’s consolidated financial statements.

The estimated allocation to the fair value of the assets acquired and liabilities assumed, plus the future tax cost are summarized as follows:

($ thousands)
Property, plant and equipment	$132,184
Goodwill	29,651
Future income taxes	(29,651)
132,184
Working capital deficiency	(11,013)
Net assets acquired	$121,171

9.                                      FOREIGN EXCHANGE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2004	2003	2004	2003
Unrealized foreign exchange gain on translation of US dollar denominated senior notes	$(4,131)	$—	$(1,539)	$—
Realized foreign exchange (gains) losses	4	(373)	73	339
Foreign exchange (gain) loss	$(4,127)	$(373)	$(1,466)	$339

The US$54,000,000 senior unsecured notes that are exposed to foreign currency fluctuations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Foreign exchange gains and losses are included in the determination of net income for the period.

10.                               INCOME TAXES

For the nine months ended September 30, 2004, a future income tax recovery of $72,018,000 was recorded in income as compared to a recovery of $53,438,000 for the same period in 2003. Included in the current year recovery is a recovery of $5,700,000 due to a 1% reduction in the Alberta corporate tax rate, substantively enacted in the first quarter of 2004.

11.                               FINANCIAL INSTRUMENTS

The Fund’s financial instruments presented on the balance sheet consist of cash, accounts receivable, other current assets, current liabilities and long-term debt.

The carrying value of cash, accounts receivable and current liabilities approximate their fair value.  Other current assets are comprised of prepaid expenses and marketable securities. The marketable securities are carried on the balance sheet at the lower of cost and fair value. The fair value of the marketable securities at September 30, 2004 exceeded the cost by $1,119,000. The Fund carried US$54,000,000 of fixed rate debt. In addition, it carried US$175,000,000 of fixed rate debt that was converted to CDN$268,328,000 floating rate debt through a cross-currency swap with a syndicate of financial institutions.  At September 30, 2004, the fair values of the senior unsecured notes were $70,123,000 and $241,726,000, respectively.

These estimated values have been determined based on available market information and appropriate valuation methods.  The actual amounts realized may differ from these estimates.

(a)  Derivative Financial instruments

The Fund uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures.  The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at September 30, 2004 with reference to forward prices and market valuations provided by independent sources.

The fair values of derivative financial instruments are as follows:

Interest Rate and Cross Currency Swaps

In addition to the cross currency swap, the Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 3.74% to 4.70% before banking fees that are expected to range between 0.85% and 1.05%.  These interest rate swaps mature between June 2006 and January 2007.  The fair value of the $75,000,000 interest rate swaps as at September 30, 2004 represents an unrealized cost of $1,615,000.  These swaps have been designated as hedges for accounting purposes and accounted for accordingly.

The fair value of the cross currency swap related to the US$175,000,000 senior unsecured notes as at September 30, 2004 represents an unrealized cost of $29,873,000.

Crude Oil Instruments

Enerplus has entered into the following financial contracts to reduce the impact of a downward movement in crude oil prices. The fair value of the financial crude oil contracts that do not qualify for hedge accounting are described in Note 3.  The fair value of the financial crude oil contracts that qualify for hedge accounting reflects an unrealized cost of $8,327,000 as at September 30, 2004.

The following table summarizes the Fund’s crude oil risk management positions:

		WTI US$/bbl
	Daily Volumes bbls/day	Sold Call	Purchased Put	Sold Put
Term
Oct. 1, 2004 – Dec. 31, 2004
3-way option	1,500	$29.50	$22.00	$20.00
3-way option	1,000	$28.10	$23.00	$20.50
3-way option	1,000	$28.50	$25.00	$22.00
3-way option	1,400	$28.00	$23.00	$19.50
3-way option	1,500	$29.25	$25.00	$22.00
Oct. 1, 2004 – Jun. 30, 2005
3-way option	1,500	$28.00	$24.00	$21.00
Oct. 1, 2004 – Sep. 30, 2005
3-way option	1,500	$29.50	$24.50	$21.50
3-way option	1,500	$29.40	$24.50	$21.50
Oct. 1, 2004 – Dec. 31, 2005
3-way option	1,500	$30.00	$27.23	$23.00
Jan. 1, 2005 – Dec. 31, 2005
3-way option	1,500	$30.00	$25.35	$22.00
Costless Collar *	1,500	$40.10	$31.00	—
Jul. 1, 2005 – Jun. 30, 2006
3-way option	1,500	$45.80	$31.50	$27.50

Jan. 1, 2006 – Jun. 30, 2006
Costless Collar *	1,500	$35.35	$30.00	—
Costless Collar *	1,500	$37.00	$30.00	—

*  Financial contracts that qualify as hedges.

Enerplus did not enter into any new crude oil financial contracts in the third quarter.

Natural Gas Instruments

Enerplus has the following physical and financial contracts in place on its natural gas production as described below. The fair value of the financial natural gas contracts that do not qualify for hedge accounting as at September 30, 2004 are described in Note 3.  The fair value of the financial natural gas contracts that qualify for hedge accounting reflects an unrealized cost of $36,350,000 as at September 30, 2004.

The following table summarizes the Fund’s natural gas risk management positions:

		AECO CDN$/Mcf
	Daily Volumes MMcf/day	Sold Call	Purchased Put	Sold Put	Fixed Price & Swaps	Escalated Price
Term

Oct. 1, 2004 - Oct. 31, 2004
Swap *	3.8	—	—	—	$2.90	—
3-way option	9.5	$6.86	$5.81	$4.75	—	—
Oct. 1, 2004 - Dec. 31, 2004
3-way option	9.5	$7.91	$5.80	$4.22	—	—
3-way option	9.5	$7.72	$5.81	$4.75
Swap *	2.8	—	—	—	$5.51	—
Dec. 1, 2004 - Dec. 31, 2004
Call (1)	9.5	$9.50	—	—	—	—
Jan. 1, 2005 - Jan. 31, 2005
Call (1)	9.5	$10.55	—	—	—	—
Nov. 1, 2004 - Mar. 31, 2005
Put (1)	9.5	—	$8.35	—	—	—
Nov. 1, 2004 - Mar. 31, 2005
Costless Collar	9.5	$10.86	$7.38	—	—	—
Costless Collar	9.5	$12.13	$6.85	—	—	—
Oct. 1, 2004 - Jun. 30, 2005
3-way option	2.8	$7.12	$5.69	$4.75	—	—
Apr. 1, 2005 - Oct. 31, 2005
3-way option	9.5	$8.23	$6.33	$5.01	—	—
Oct. 1, 2004 - Dec. 31, 2005
3-way option	9.5	$6.65	$5.61	$4.75	—	—
Jan. 1, 2005- Dec. 31, 2005
3-way option	9.5	$6.60	$5.65	$4.75	—	—
3-way option	9.5	$6.86	$5.81	$4.75	—	—
Nov. 1, 2005 - Mar. 31, 2006
3-way option	9.5	$9.92	$7.12	$5.80	—	—
Oct. 1, 2004 - Oct. 31, 2006
Swap *	9.5	—	—	—	$5.47	—
Swap *	4.8	—	—	—	$5.25	—
Swap *	4.8	—	—	—	$5.24	—
Swap *	4.8	—	—	—	$5.28	—
2004 - 2010
Physical	2.0	—	—	—	—	$2.52

*                 Financial contracts that qualify as hedges.

Enerplus did not enter into any new natural gas financial contracts in the third quarter of 2004.

(1) Financial contracts entered into subsequent to the third quarter of 2004 that are not included in the fair values.

Electricity Instrument

The Fund has entered into a swap contract that has fixed the price of electricity on 5MW/h of Alberta Power Pool consumption at $49.75/MWh from January 1, 2004 to December 31, 2004.  The swap contract has been designated as a hedge and accounted for accordingly.  The fair value of this instrument as at September 30, 2004 reflects an unrealized gain of $92,000.

For further information and a complete copy of the 2004 Third Quarter Interim Report, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2003 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

Eric P. Tremblay

Senior Vice-President, Capital Markets

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/	Amanda Clark
Amanda Clark
Investor Relations Coordinator

DATE: November 4, 2004